SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME: Evergreen Fixed Income Fund

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	1290 Broadway, Suite 1000
Denver, CO 80203

TELEPHONE NUMBER:	(800) 234-0556

NAME AND ADDRESS OF AGENT FOR
SERVICE OF PROCESS:	The Corporation Trust Company Corporation Trust Center 1209 Orange Street New Castle County Wilmington, DE 19801

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

[X] Yes	[ ] No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Denver and State of Colorado on this 24th day of September 2026.

Evergreen Fixed Income Fund

By:	/s/ Stephen Kyllo
Stephen Kyllo
Trustee

Attest:

By:	/s/ Jill Gimbel
Name:	Jill Gimbel
Title:	Sr. Admin